David A. Westenberg
July 13, 2011
+1 617 526 6626(t) +1 617 526 5000(t) david.westenberg@wilmerhale.com

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Kathleen Collins
                      Accounting Branch Chief

Re:
Tangoe, Inc.
Registration Statement on Form S-1
File No. 333-166123

        Ladies and Gentlemen:

        On behalf of Tangoe, Inc. (the "Company"), submitted herewith for filing is Amendment No. 7 ("Amendment No. 7") to the Registration Statement referenced above (the "Registration Statement"). Amendment No. 7 is being filed in response to comments contained in a letter, dated July 5, 2011 (the "Letter"), from Barbara C. Jacobs (on behalf of Mark P. Shuman) of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Albert R. Subbloie, Jr., the Company's President and Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 7. Page numbers referred to in the responses reference the applicable pages of Amendment No. 7.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2010 and 2011

Revenues, page 65

1.
Your revised disclosures on page 65 refer to the increase in customers during the year ended December 31, 2010 as attributing to the increase in revenue for the three months ending March 31, 2011 compared to the three months ending March 31, 2010. You also disclose that the number of end customers was more than 615 as of March 31, 2011. Please revise further to discuss the change in the number of customers specific to the periods you are discussing or provide further explanation as to why the change in the number of customers during fiscal 2010 would account for the increase in revenue during the first quarter of fiscal 2011.

Response:	In response to the Staff's comment, the Company advises the Staff that the increase in customers during fiscal 2010 was the principal factor contributing to the increase in customer revenue in the first quarter of 2011 as compared to the prior year period as a result of the Company's policy of recognizing recurring technology and service revenue ratably over the term of the period of service for the customer, as described on page 50 of Amendment No. 7. Consequently, in the first quarter of 2011, the Company recognized revenue with respect to the recurring revenue arrangements of all of the Company's new customers from 2010, which recognized revenue constituted a full three months of revenue under each of those arrangements for the quarter. In contrast, in the first quarter of 2010, the Company only recognized revenue with respect those new customers from the first quarter of 2010 (as opposed to new customers from all of fiscal 2010), and only with respect to those portions of the first quarter of 2010 following the time at which each respective new customer first became a customer of the Company. The Company considered adding additional disclosure to Amendment No. 7 with respect to this matter, but in light of the Company's disclosure regarding revenue recognition on page 50 of Amendment No. 7 the Company does not believe that any additional disclosure is necessary.

2.
Also we note that you attribute $3.9 million of the $6.7 million increase in recurring technology and services revenue to an increase in customer revenue. Please tell us what you mean by "customer revenue" and consider revising your disclosure here, as well as the respective disclosure on page 68, to clarify this term.

Response:	In response to the Staff's comment, the Company advises the Staff that its use of the term "customer revenue" was intended to be inclusive of all new and existing customer revenue other than, in the case of the three months ended March 31, 2011, new customer revenue attributable directly to acquisitions during the quarter. The Company has revised its disclosure on page 68 of Amendment No. 7 to clarify its usage of this term.

Years Ended December 31, 2009 and 2010

Income Tax Provision, page 71

3.
You indicate that the increase in your income tax provision for fiscal 2009 to 2010 was primarily due to higher state income tax. Also, you attribute the increase in fiscal 2008 to 2009 to "timing difference" as well as higher state taxes. Considering the various items that impacted your effective tax rate during the last three fiscal years, please explain further how your disclosures adequately address the fluctuation in your tax provision. Also, as it relates to fiscal 2008 compared to fiscal 2009, explain further how "timing differences" impacted your effective tax rate and ultimately your tax provision.

Response:	In response to the Staff's comment, the Company has revised its disclosure on pages 71, 74 and 76 of Amendment No. 7 to provide further discussion of the effect on its income tax provision of certain items reflected in its tax rate reconciliation table on page F-29, as well as to provide further detail with respect to the timing differences that were previously referenced. The Company did not include in this revised disclosure discussion of the changes in increase in fair value of warrants for redeemable convertible preferred stock or foreign operating losses referenced in the tax rate reconciliation table as those changes related to non-deductible items and did not impact the Company's income tax provision. Similarly, the Company did not include in its revised income tax provision disclosure discussion of the changes in its valuation allowance referenced in the tax rate reconciliation table because those changes did not impact the Company's income tax provision as a result of the Company's operating at a net loss and having no federal income tax due for the periods in question other than federal Alternative Minimum Tax resulting from the Company's use of historical net operating losses.

Notes to Consolidated Financial Statements

Note 10. Income taxes, page F-29

4.
We note your response to prior comment 3 and your revised disclosures in Note 10. To the extent that the increase in fair value of warrants for redeemable convertible preferred stock and foreign operating losses also impacted your rate reconciliation for fiscal 2008 and 2009, revise to disclose such impact on the appropriate line items in your reconciliation table.

Response:	In response to the Staff's comment, the Company has revised its disclosure on page F-29 of Amendment No. 7 to include the impact of increase in fair value of warrants for redeemable convertible preferred stock and foreign operating losses, as applicable.

Note 13. Stockholders' Deficit

Preferred Stock and Common Stock Warrants, page F-37

5.
We note in your response to prior comment 4 that you will evaluate your Dell relationships on a quarterly basis to determine if the attainment of any of the annual performance goals has become "probable." Please revise your disclosures to clarify that your warrant expense is based on those goals that are probable of achievement as opposed to referring to those warrants that are "unlikely" to be earned. Similar revisions should be made in your discussion of the IBM warrants where you also refer to this "unlikely" notion.

Response:	In response to the Staff's comment, the Company has revised its disclosure on pages F-37 and F-38 of Amendment No. 7 to remove the references to the warrants being unlikely to be earned.

***

        Amendment No. 7 provides certain preliminary financial results for the three months ended June 30, 2011. Specifically, the Company provides for such period estimated ranges for its revenue, net loss and Adjusted EBITDA (collectively, the "financial estimates").

        The Company respectfully submits to the Staff that the presentation of the financial estimates and related disclosure set forth in Amendment No. 7, when taken as a whole with Amendment No. 7, provides investors with meaningful information and a meaningful framework for analysis of the financial estimates. In addition, the Company supplementally advises the Staff as follows with respect to the following topics:

  •
  necessity of providing a range rather than a specific number for each financial estimate provided as a range; and

  •
  how the Company determined the financial estimates.

  Necessity of Providing a Range Rather Than a Specific Number for Each Financial Estimate Provided as a Range

        The Company is providing ranges (rather than specific numbers) for its estimated revenue, net loss and Adjusted EBITDA for the three months ended June 30, 2011 because the Company has not yet completed its financial closing procedures and, based on the Company's historical experience, preliminary estimates of these numbers pending completion of such procedures vary from final results within a reasonably estimable range. The Company believes that its estimates are reasonable (within a range).

  How the Company Determined the Financial Estimates

Revenue

        The Company is disclosing a range of its consolidated revenue for the three months ended June 30, 2011 as well as an accompanying range of growth rates compared to each of the three months ended March 31, 2011 and June 30, 2010. The Company believes that its revenue performance is a critical measure of its overall financial performance and, although the Company has not yet completed its consolidated financial statements, the Company believes that it is able to provide a meaningful range of its revenue for the three months ended June 30, 2011 as a result of the following factors:

  •
  The Company has completed its monthly financial closing procedures for April and May 2011 and is utilizing final revenue results for those months to estimate its preliminary revenue range for the three months ended June 30, 2011.

  •
  The Company's senior management holds bi-weekly meetings to review and maintain a detailed revenue forecasting model based on recurring revenue attributable to existing customers and the Company's current sales pipeline.

  •
  As a result of the Company's recurring revenue model, a high percentage of the Company's revenues are recognized in fixed periodic amounts, resulting in a high percentage of the Company's quarterly revenue being predictable prior to the end of the quarter.

Net loss

        The Company is disclosing a range of its net loss for the three months ended June 30, 2011. Although the Company's consolidated financial statements for the three months ended June 30, 2011 are not yet complete, the Company believes that it is able to provide a meaningful range of its net loss for the three months ended June 30, 2011 as a result of the following factors:

  •
  The Company has completed its monthly financial closing procedures for April and May 2011 and is utilizing final results for those months to estimate its preliminary net loss range for the three months ended June 30, 2011.

  •
  A large percentage of the expenses included in the estimated net loss are personnel and fixed expenses that can be accurately predicted prior to the close of the quarter.

  •
  The Company has completed its initial review of expenses incurred during the quarter and has conducted analytics to identify and account for any trends or variances between estimated expenses and expenses incurred in recent fiscal quarters.

Adjusted EBITDA

        The Company is disclosing a range of its Adjusted EBITDA for the three months ended June 30, 2011 as well as an accompanying range of growth rates compared to each of the three months ended March 31, 2011 and June 30, 2010, along with reconciliations of Adjusted EBITDA to net loss for all three periods. As with revenue as discussed above, the Company believes that its Adjusted EBITDA performance is a critical measure of its overall financial performance and, although the Company has not yet completed its consolidated financial statements, the Company believes that it is able to provide a meaningful range of its Adjusted EBITDA performance. The Adjusted EBIDTA range results from adjusting the Company's estimated range of net loss for the period by adding to the respective end points of the range the Company's point estimates of interest expense, income tax provision, depreciation and amortization, stock-based compensation expense and increase in fair value of warrants for redeemable convertible preferred stock and subtracting the Company's point estimate of interest income. Consequently, the breadth of the Company's estimated range of Adjusted EBITDA is a direct result of, and is equal to, the Company's estimated range of net loss.

***

        If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Jeffries Oliver-Li of this firm at (617) 526-6786.

Sincerely,

/s/ David A. Westenberg

David A. Westenberg

cc:
Albert R. Subbloie, Jr.
Jeffries Oliver-Li, Esq.
John A. Burgess, Esq.